February 4, 2014

VIA EDGAR

Melissa N. Rocha

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Smith & Wesson Holding Corporation

Form 10-K for Fiscal Year Ended April 30, 2013

Filed June 25, 2013

Form 8-K Filed June 25, 2013

Form 10-Q for Fiscal Quarter Ended October 31, 2013

Filed December 10, 2013

Filed No. 1-31552

Dear Ms. Rocha,

The following is in response to your letter dated January 16, 2014 (the “Comment Letter”). Smith & Wesson Holding Corporation (referred to as the “Company,” “we,” “our,” or “us”) hereby submits its responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the Comment Letter. Our responses are indicated below, directly following a restatement of each Staff comment in bold, italicized type. The headings and numbers of our responses coincide with the headings and comment numbers set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended April 30, 2013

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 33

Results of Operations, page 34

1.	Comment: Please confirm to us that in future filings you will quantify the extent to which increases/decreases in volumes sold, increases/decreases in pricing, and new products contributed to the increase or decrease in net sales. Please refer to Items 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K and Section 501.12.b.3 of the Financial Reporting Codification for Guidance.

Company Response: In future filings, we will quantify, if material, the extent to which increases/decreases in volumes sold, increases/decreases in pricing, and new products contributed to the increase or decrease in net sales.

2.	Comment: We note your discussion of key performance indicators on page 34 where you state that you “evaluate various firearm products by such measurements as gross margin per unit produced, units produced per day and incoming orders per day.” Tell us why you have not included discussion of these metrics in your MD&A.

Company Response: We have not included a discussion of these metrics in our MD&A because we believe that many metrics utilized by management reflect daily results that would not be useful, and may be misleading, if aggregated and reported on a quarterly basis. As an example, incoming orders per day, if aggregated, may be misleading because such orders can be cancelled at any time and may also cover extended periods of time, as is the case where a large customer places orders for a year’s worth of deliveries at a single point in time. In addition, we believe that disclosure of information such as production capacity and product line profitability could put the Company at a competitive disadvantage.

2. Significant Accounting Policies, page F-8

Segment Information, page F-10

3.	Comment: In future filings, please expand your disclosure regarding your reportable segment to clarify for investors how your CODM is managing the business (i.e., based on products and services, geographic areas, distribution channels, et cetera). Please refer to ASC 280-10-50-21.a. for guidance. Please provide us with the disclosure you intend to provide in your next Form 10-K. Please also confirm to us, if correct, that you are not aggregating two or more operating segments into one reportable segment.

Company Response: Our CODM manages the business based on gross margin per unit produced, units produced per day, incoming orders per day, and revenue produced by trade channel. All metrics used by the CODM relate to one operating segment within one reportable segment. We are not aggregating two or more operating segments into one reportable segment.

Pursuant to your request, we propose to revise the “Segment Information” section in future filings as follows:

“Segment Information — We have historically reported certain financial information under two segments: firearms and security solutions. As a result of our divestiture of SWSS, the results of the operations comprising the security solutions segment are now being reported as discontinued operations for all periods presented. See Note 3 — Discontinued Operations for additional information.” The firearm segment has been determined to be a single operating segment and reporting segment based on management’s reliance on production metrics such as gross margin per unit produced, units produced per day, incoming orders per day, and revenue produced by trade channel, all of which are particular to the firearm segment.”

19. Commitments and Contingencies, page F-34

Litigation, page F-34

4.	Comment: Regarding known claims and product liability, we note your statements that “it is uncertain whether the outcome of these claims will have a material adverse effect on [y]our financial position, results of operations, or cash flows.” We further note your additional statement, “[w]e do not anticipate material adverse judgments.” Finally, we note your disclosure on page 45 that the estimated range of the reasonably possible losses for product liabilities is zero. There is a concern that your investors may not understand management’s conclusions regarding your known claims, as these two statements appear to be contradictory. Please note that ASC 450-20 does not require management to make judgments about loss contingencies with precision or confidence but rather with reasonable estimation about the materiality of the outcome to the consolidated financial statements. Please revise your disclosures in future filings to ensure that the statements made are consistent. Please provide us with the disclosures you would have included in your fiscal year 2013 Form 10-K in response to this comment. Please also confirm to us that you have provided a description of the nature of all loss contingencies that are probable and/or reasonably possible of materially impacting your consolidated financial statements.

Company Response: Based on your comments, we propose to make the following changes to our disclosures in future filings:

On page 45, we propose to adjust the final sentence to read, “As of [the financial statement reporting period], we have accrued for and disclosed all losses that we believe are both probable and reasonably estimable.”

On page F-35, we propose to adjust the fourth paragraph to read, “We monitor the status of known claims and the related product liability accrual, which includes amounts for defense costs for asserted and unasserted claims. After consultation with litigation counsel and the review of the merit of each claim, we have concluded that we are unable to reasonably estimate the probability or the estimated range of reasonably possible losses related to material adverse judgments related to such claims and, therefore have not accrued for any such judgments. In addition, in the future, should we determine that a loss (or an additional loss in excess of our accrual) was at least reasonably possible and material, we would then disclose an estimate of the possible loss or range of loss, if such estimate could be made or disclose that an estimate could not be made. We believe that we have provided for adequate reserves for defense costs and intend to vigorously defend ourselves.”

Form 8-K Filed June 25, 2013

5.	Comment: We note that you present a full statement of income to reconcile GAAP net income to Adjusted EBITDAS. We believe that the presentation of a full non-GAAP income statement attaches undue prominence to the non-GAAP information, results in the creation of many additional non-GAAP measures (e.g. non-GAAP cost of goods sold, interest income and selling, general and administrative expense, et cetera) and may give the impression that the non-GAAP income statement represents a comprehensive basis of accounting. Please confirm to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere and will provide a reconciliation that begins with GAAP net income and ends with Adjusted EBITDAS and includes all of the individual items removed from your GAAP measure to arrive at your non-GAAP measure. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10(e)(1)(i) apply to these public disclosures.

Company Response: As requested, we will remove the aforementioned non-GAAP income statement and propose to include the following reconciliation in its place:

SMITH & WESSON HOLDING CORPORATION AND SUBSIDIARIES

RECONCILIATION OF GAAP INCOME FROM OPERATIONS TO ADJUSTED EBITDAS (Unaudited)

	For the Three Months Ended April 30, 2013:			For the Three Months Ended April 30, 2012:
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Income from operations	$28,631	$(3,465)	$25,166	$17,817	$(5,349)	$12,468
Interest expense	1,210	—	1,210	1,138	301	1,439
Income tax expense	17,090	3,010	20,100	6,735	(2,290)	4,445
Depreciation and amortization	4,584	—	4,584	4,064	290	4,354
Stock compensation expense	987	—	987	665	22	687
Loss on sale of discontinued operations	—	—	—	—	5,447	5,447
Restructuring Costs	—	—	—	50	—	50
DOJ/SEC costs	231	—	231	694	—	694

EBITDAS	$52,733	$(455)	$52,278	$31,163	$(1,579)	$29,584

SMITH & WESSON HOLDING CORPORATION AND SUBSIDIARIES

RECONCILIATION OF GAAP INCOME FROM OPERATIONS TO ADJUSTED EBITDAS (Unaudited)

	For the Year Ended April 30, 2013:			For the Year Ended April 30, 2012:
	Continuing	Discontinued	Total	Continuing	Discontinued	Total
Income from operations	$81,406	$(2,693)	$78,713	$26,433	$(10,328)	$16,105
Interest expense	5,173	609	5,782	6,139	1,345	7,484
Income tax expense	46,500	(912)	45,588	12,582	(5,617)	6,965
Depreciation and amortization	16,049	—	16,049	14,083	1,243	15,326
Stock compensation expense	4,096	(23)	4,073	2,198	286	2,484
Loss on sale of discontinued operations	—	1,222	1,222	—	5,447	5,447
Restructuring Costs	—	—	—	2,708	—	2,708
DOJ/SEC costs	997	—	997	3,407	—	3,407
Severance costs	—	—	—	840	—	840

EBITDAS	$154,221	$(1,797)	$152,424	$68,390	$(7,624)	$60,766

6.	Comment: We note that you present free cash flow as a measure of your operating performance. Given that “free cash flow” is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing this non-GAAP measure as a performance measure. Also, the use of the words “cash flow” in the measure’s title is confusingly similar to the GAAP financial measures included in the Statements of Cash Flows. Further, we note your definition of this measure as starting with GAAP cash flow provided by operating activities. If you maintain that free cash flow is not a liquidity measure, then please prospectively change the title of this measure to delete the words “cash flow”. Alternatively, if you conclude that this measure is useful as a liquidity measure, then the presentation should be revised to include the GAAP operating, investing and financing cash flow amounts with equal or greater prominence. Please refer to the guidance Questions 102.05-.07 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures.

Company Response: We believe that “free cash flow” is a liquidity measure and will ensure that future presentations will be adjusted to provide equal or greater prominence to the GAAP operating and investing cash flow amounts from which this measure is derived.

7.	Comment: In future filings please include a reconciliation of free cash flows from the most comparable GAAP financial measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Company Response: In future filings, we will include a reconciliation of free cash flows from the most comparable GAAP financial measure.

Form 10-Q for Fiscal Quarter Ended October 31, 2013

(13) Commitments and Contingencies, page 14

Litigation, page 14

8.	Comment: We note that you reached a preliminary settlement for one of your purported stockholder derivative lawsuits. However, you did not provide investors with any indication as to whether the preliminary settlement will result in a material impact to your consolidated financial statements. Please confirm that you will provide investors with expanded disclosure in your next periodic report. Please provide us with the expanded disclosure that you intend to provide.

Company Response: We will adjust our disclosure in future periodic reports as follows:

“We are involved in two purported stockholder derivative lawsuits. These actions were brought by putative plaintiffs on behalf of our company against certain of our officers, directors, and employees. The lawsuits are based principally on a theory of breach of fiduciary duties. The putative plaintiffs seek damages on behalf of our company from the individual defendants. Damages sought in each case include equitable and/or injunctive relief, actions to improve corporate governance, and recovery of attorneys’ fees, and in one case also include declaratory relief and the rescission of certain option awards. We believe that the allegations asserted in the above lawsuits are unfounded. A stipulation of settlement, however, in one of our cases has been submitted and has been preliminarily approved by the court. Settlement costs related to this case as provided in the stipulation of settlement are not expected to have a material impact on our financial statements and have been fully reserved up to our self-insured retention, with any remaining value expected to be covered by insurance.”

Item 4. Controls and Procedures, page 26

9.	Comment: We note that your new ERP system went live during the second quarter of fiscal year 2014. We further note your disclosure that there were no changes in your internal control over financial reporting during the quarter. It is unclear how you were able to arrive at this conclusion with a new ERP system. Please advise.

Company Response: In order to enhance our disclosure related to the effect of our new ERP system on our internal control structure, we propose to include the following in our Controls and Procedures disclosure for our next quarter ended, January 31, 2014:

“Except for the implementation of an ERP system on August 5, 2013, there was no change in our internal control over financial reporting which occurred during the period covered by the this Quarterly Report on Form 10-Q which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. With the “go-live” on August 5, 2013, our new ERP system replaced our legacy system in which a significant portion of our business transactions originate, are processed and recorded. Our new ERP system is intended to provide us with enhanced transactional processing and management tools compared to our legacy system and is intended to enhance internal controls over financial reporting. We believe our new ERP system will facilitate better transactional reporting and oversight, enhance our internal control over financial reporting, and function as an important component of our disclosure controls and procedures.”

In connection with this response, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings. Furthermore, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Finally, we acknowledge that we do not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this resolves the questions as outlined in your memo. Should you have any further questions, please do not hesitate to contact me.

Sincerely,

/s/ Jeffrey D. Buchanan

Jeffrey D. Buchanan

Executive Vice President, Chief Financial Officer, and

Treasurer